Exhibit 99.4

ZenaTech Files Early Warning Report Pursuant to National Instrument 61-103

Not for distribution in the United States

Vancouver, British Columbia, (July 31, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (the "Acquiror" or "ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that, subsequent to the private placement of units by Boardwalktech Software Corp. (the "Issuer") on April 24, 2026 that diluted the holdings of the Acquiror and Dr. Shaun Passley, the CEO of the Acquiror, below 10% of the Issuer's outstanding common shares (the "Common Shares"), (i) effective July 8, 2026, the Acquiror acquired an additional 1,626,311 Common Shares at $0.05 per share over the TSX Venture Exchange (the "TSXV") representing approximately 1.44% of the outstanding Common Shares at the time, and (ii) on July 31, 2026, the Acquiror acquired an additional 15,000,000 units (the "Units") of the Issuer at a price of $0.05 per Unit from the Issuer in a private placement (the "Private Placement"), with each Unit consisting of one Common Share and one Common Share purchase warrant (each, a "Warrant"), with each Warrant exercisable to acquire a Common Share at a price of $0.06 per share.

Prior to the purchases, the Acquiror owned approximately 7,635,000 Common Shares. Following the acquisitions, the Acquiror owns an aggregate of 24,261,311 Common Shares representing approximately 16.94% of the outstanding Common Shares on a non-diluted basis and, assuming the exercise of the Warrants acquired in the Private Placement, owns an aggregate of 39,261,311 Common Shares representing approximately 24.81% of the outstanding Common Shares on a partially-diluted basis. The Acquiror has agreed to a blocker restricting the exercise of any Warrants that would result in the Acquiror owning more than 19.9% of the outstanding Common Shares. Prior to the purchases described above, Dr. Passley owned less than 1% of the Issuer's outstanding Common Shares, some of which were sold at approximately $0.038 per share in July 2026 and, as a result, Dr. Passley currently owns only 160,000 Common Shares. Dr. Passley plans to dispose of these Common Shares and will not be acting jointly with the Acquiror going forward.

Each of the Acquiror and Dr. Passley acquired the Common Shares for investment purposes. The Acquiror may, in the future, participate in financings and/or acquire or dispose of securities of the Issuer in the market, privately or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities, or may undertake any action similar to any of those enumerated in items (a) to (k) of Section 5 of its Early Warning Report.

A copy of the Early Warning Report filed by ZenaTech under applicable securities laws shall be available under the Issuer's profile on SEDAR+ (www.sedarplus.ca).

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for commercial, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.